Exhibit 10.4

NASD

LETTER OF ACCEPTANCE, WAIVER AND CONSENT

NO. E112003067901

TO:	Department of Enforcement
NASD

RE:	Prudential Securities, Incorporated, n/k/a Prudential Equity Group, LLC, Respondent
BD No. 7471

Pursuant to Rule 9216 of NASD Code of Procedure, we submit this Letter of Acceptance, Waiver and Consent (“AWC”) for the purpose of proposing a settlement of the alleged rule violations described in Part II below. This AWC is submitted on the condition that, if accepted, NASD will not bring any future actions against us alleging violations based on the same factual findings.

We understand that:

1.	Submission of this AWC is voluntary and will not resolve this matter unless and until it has been reviewed and accepted by NASD’s Department of Enforcement and National Adjudicatory Council (“NAC”) Review Subcommittee or Office of Disciplinary Affairs (“ODA”), pursuant to NASD Rule 9216;

2.	If this AWC is not accepted, its submission will not be used as evidence to prove any of the allegations against us; and

3.	If accepted:

a.	this AWC will become part of our permanent disciplinary record and may be considered in any future actions brought by NASD or any other regulator against us;

b.	this AWC will be made available through NASD’s public disclosure program in response to public inquiries about our disciplinary record;

c.	NASD may make a public announcement concerning this agreement and the subject matter thereof in accordance with NASD Rule 8310 and IM-8310-2; and

d.	We may not take any action or make or permit to be made any public statement, including in regulatory filings or otherwise, denying, directly or indirectly, any finding in this AWC or create the impression that the AWC is without factual basis. Nothing in this provision affects our testimonial obligations or right to take legal or factual positions in litigation or other legal proceedings in which NASD is not a party.

We also understand that our experience in the securities industry and disciplinary history may be factors that will be considered in deciding whether to accept this AWC. That experience and history are as follows:

Prudential Securities, Incorporated (“PSI”), n/k/a Prudential Equity Group, LLC (“PEG”) (BD No. 7471), is a registered broker/dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and has been a member of this Association since November 2, 1939. PEG is wholly owned by Prudential Financial, Inc. (“Prudential Financial”). Prudential Financial is a publicly-owned holding company, traded on the New York Stock Exchange, whose operating subsidiaries provide a wide range of insurance, investment management and other financial products and services to retail and institutional customers including insurance brokers and investment managers. From at least 1998 through July 2003, PSI engaged in retail securities brokerage operations and maintained branch offices in Boston, Massachusetts and elsewhere. On July 1, 2003, Prudential Financial caused PSI to transfer the assets relating to its domestic retail securities brokerage operations to a holding company controlled by an unaffiliated entity. Following this asset transfer, PSI converted from a stock corporation into a limited liability company and was renamed PEG. PEG provides equity research, sales and trading to domestic and international institutional customers.1 PSI has a prior NASD disciplinary history, including several NASD actions alleging supervisory deficiencies.

I.

WAIVER OF PROCEDURAL RIGHTS

We specifically and voluntarily waive the following rights granted under NASD’s Code of Procedure:

A.	To have a Formal Complaint issued specifying the allegations against us;

B.	To be notified of the Formal Complaint and have the opportunity to answer the allegations in writing;

C.	To defend against the allegations in a disciplinary hearing before a hearing panel, to have a written record of the hearing made and to have a written decision issued; and

D.	To appeal any such decision to the NAC and then to the U.S. Securities and Exchange Commission and a U.S. Court of Appeals.

Further, we specifically and voluntarily waive any right to claim bias or prejudgment of the General Counsel, the NAC, or any member of the NAC, in connection with such

[1]	PEG’s principal place of business is in New York, New York. PEG does not have any retail operations and does not sell mutual funds.

person’s or body’s participation in discussions regarding the terms and conditions of this AWC, or other consideration of this AWC, including acceptance or rejection of this AWC.

We further specifically and voluntarily waive any right to claim that a person violated the ex parte prohibitions of Rule 9143 or the separation of functions prohibitions of Rule 9144, in connection with such person’s or body’s participation in discussions regarding the terms and conditions of this AWC, or other consideration of this AWC, including its acceptance or rejection.

II.

ACCEPTANCE AND CONSENT

A.	We hereby accept and consent, without admitting or denying the findings, and solely for the purposes of this proceeding and any other proceeding brought by or on behalf of NASD, or to which NASD is a party, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of the following findings by NASD:

Summary

From at least January 1, 2001 to July 1, 2003 (the “relevant period”), certain of PSI’s registered representatives engaged in deceptive activities in order to make improper market timing transactions in mutual funds on behalf of their clients. The registered representatives used multiple customer account numbers and/or representative numbers (also referred to as “FA numbers” at PSI) to evade the trading restrictions (“blocks”) that certain mutual funds imposed on market timing transactions. For example, following the imposition of a block, the representatives just placed the market timing trades in another account or, if an FA number had been restricted, the representatives placed trades using another FA number. PSI failed to prevent this activity. As a result, representatives defrauded mutual funds and their shareholders by misrepresenting their identities (through the use of multiple FA numbers) and the identities of their brokerage clients (through the use of multiple customer account numbers) to engage in market timing after the mutual funds had placed blocks attempting to prohibit such trading.

As a result of the violative conduct, at least 1,600 PSI customer accounts were collectively able to purchase and sell mutual fund shares worth more than $116 billion, earning those clients more than $162 million in net profits. Those market timing transactions also earned PSI nearly $50 million in gross commissions.

During the relevant period, PSI failed to maintain accurate books and records related to mutual fund transactions. Certain PSI representatives, despite time being material to the transaction, routinely failed to document the time the customer order was received. For example, there was an absence of time stamps on numerous order tickets in the Boston branch office, making it difficult to determine whether the order was received before the 4:00 p.m. market close on the trade date. As a result, PSI would not have been able to prevent and detect any late trading in mutual fund shares. Indeed, the volume of market timing business in the Boston branch office created significant risk of late trading. Mutual fund orders were often transmitted to PSI’s Mutual Fund Operations department after 4:00 p.m. for processing.

Since at least 1998, PSI was aware that its Boston and three of its New York branch offices, among others, had representatives that primarily engaged in market timing transactions. Indeed, beginning in 2002, the firm’s Risk Management Department had numerous meetings on the activities of those registered representatives. PSI, however, failed to have an adequate supervisory system and written supervisory procedures relating to market timing activities, mutual fund exchanges, and detecting and preventing any late trading of mutual fund shares.

Background

During the relevant period, PSI maintained branch office locations throughout the United States. Some of those branch office locations, including those located in Boston, Massachusetts, Garden City, New York, and New York, New York, maintained relationships with certain clients, including hedge funds, which engaged in “market timing” of mutual funds. Market timing is essentially the frequent trading of mutual fund shares in order to take advantage of pricing inefficiencies or market movements. Market timing can dilute the value of shares and raise fund transaction costs.

During the relevant period, PSI generally processed hundreds of separate mutual fund transactions weekly for its market timing hedge fund clients. In many instances, the hedge fund clients sent facsimiles to the PSI representative in the morning, which identified hundreds of potential mutual fund trades that the hedge fund clients might want to transact on that day or in the days ahead. Thereafter, typically in the late afternoon, the hedge fund clients would contact the PSI representatives to execute some or all of the trades on the list. The PSI registered representatives would then, often frantically, attempt to enter the trades into PSI’s order entry system before the system shut down at the close of the market at 4:00 p.m. Given the number of trades requested by the hedge fund clients, the representatives were often not able to enter all those trades before the close. In that event, the representatives would often fax the remaining orders to PSI’s mutual funds operations desk in New York to process the trade as of that day.

Many mutual funds maintain policies and procedures to detect and prevent market timing transactions. Typically, these policies include prohibiting future transactions after a customer has already placed a certain number of trades. To enforce these limits, the funds and/or their distributors track activity by customer account number and/or FA number. Once a customer reaches the limit, the mutual funds and/or their distributors typically send “block letters” to the brokerage firm, indicating that the mutual fund company will no longer accept exchange transactions from that customer and/or the representative. For example, a block letter received by PSI during the relevant period noted that:

[T]he heightened level of exchange activity in the accounts raises concerns for the funds involved … [i]n light of the amount of recent exchange activity and the funds’ concerns, no more exchanges will be allowed on these accounts. Should future exchange requests be submitted, [mutual fund distributor] will not accept them.

During the relevant period, PSI received thousands of communications from various mutual fund companies continually placing blocks on a limited number of representatives and their clients. As further detailed below, those PSI registered representatives engaged in a relatively straightforward scheme to evade the restrictions and continue the market timing activity.

Fraudulent Activities Relating to Mutual Fund Market Timing

During the relevant period, PSI knew, or was reckless in not knowing, that certain of its representatives were engaged in deceptive and manipulative practices in order to continue to make market timing trades for their clients. The firm, however, failed to prevent this misconduct. Those representatives, among other things, obtained successive customer account numbers and multiple FA numbers from PSI in order to evade or circumvent block letter restrictions and otherwise exceed the mutual fund exchange limits. If restrictions were imposed on one account, the representatives would continue market timing by transferring customer funds and placing the prohibited trades in another account. While the use of multiple accounts and FA numbers are not per se improper, these techniques were abused at PSI. For example, one group of three representatives in PSI’s Boston branch office used 183 accounts for just seven different hedge fund clients engaged in market timing.

The Boston branch representatives also obtained multiple FA numbers in order to continue the market timing strategy. If a mutual fund imposed a block on a representative, the representatives would continue market timing by placing the prohibited trades using another FA number. As a result, clients that were blocked from additional mutual fund transactions were able to continue market timing because of the representatives’ ability to obtain a new FA number to circumvent the block.

PSI knew, or was reckless in not knowing, of the following fraudulent activity:

•	PSI representatives misrepresented their own identities and the identities of their clients in order to engage in market timing trades after the funds had blocked the representatives and/or their clients from such trading. As noted, PSI received thousands of communications from mutual fund companies relating to blocks placed continually on a limited number of representatives and clients. For example, during the relevant period, PSI received in excess of 1,000 letters and/or e-mails from over 50 different mutual fund companies relating just to the market timing activities of five representatives in its Boston branch office. In numerous cases, PSI did not prevent trading in circumvention of these blocks. To evade the blocks and continue trading, certain representatives were able to set up new accounts for their clients and/or obtain alternate FA numbers to process trades.

•

In January 2003, based upon the number of letters PSI received relating to the market timing activities of its representatives, it announced a market timing policy (some two years after it had already stopped market timing in its own proprietary mutual funds). The policy required PSI’s representatives to adhere to the restrictions on the frequency of trading set forth in each mutual fund’s disclosure documents. The policy also provided that a request from a mutual fund to block an FA number would be applied to all FA numbers associated with that representative. Notwithstanding this policy, PSI representatives were able to continue to use their pre-existing FA numbers and the numerous client accounts to continue market timing despite the mutual fund blocks. Moreover, certain representatives were able to obtain new FA numbers, which were used to continue the market timing activity.

•	PSI representatives used “joint” FA and “also” numbers to evade the mutual fund blocks and defraud the mutual funds into accepting additional transactions. “Joint” FA numbers were generally permitted by PSI for the purpose of splitting commissions, and “also” numbers were permitted by PSI ostensibly to enable certain clients to access their account information electronically. Three Boston representatives, however, obtained 16 “joint” numbers and three “also” numbers that they were able to use to defraud mutual fund companies into accepting additional transactions on behalf of their clients. PSI was aware that the Boston representatives were primarily engaged in market timing transactions.

•	In several instances, certain PSI representatives transferred client monies between and among their client’s multiple accounts in order to evade a mutual fund block. PSI knew, or was reckless in not knowing, that the “new” or additional account numbers related to the same client; that the same money was being transferred between accounts; and that that money was being used to continue trading in contravention of mutual fund blocks, or to otherwise exceed prospectus exchange limits. For example, in January 2001, a mutual fund company blocked some of the market timing accounts of a client. The representatives in the Boston branch office contacted the client who then transferred the money from the blocked accounts into other accounts at PSI and continued the market timing trading despite the block.

•	Notwithstanding PSI’s knowledge that certain of its registered representatives had engaged in deceptive practices, the firm took no disciplinary action against them.

•	Certain of PSI’s customers were able to exchange mutual fund shares beyond the annual limits described in the applicable prospectus. As a result, at least 1,600 PSI customer accounts engaged in market timing transactions and were collectively able to purchase and sell mutual fund shares worth more than $116 billion. Moreover, some of this activity was inconsistent with the terms of certain PSI mutual fund dealer agreements. PSI earned nearly $50 million in gross commissions from the improper market timing transactions and the client accounts made in excess of $162 million in net profits.

•	PSI failed to disclose to all of its customers that certain market timing customers were able to exceed the prospectus exchange limits.

This conduct constitutes separate and distinct violations of Section 10(b) of the Exchange Act, Rule 10b-5 promulgated thereunder, and NASD Conduct Rules 2120 and 2110, and IM-2310-2.

PSI Failed To Maintain Accurate Books and Records

From at least January 2001 through August 2003, PSI failed to make, maintain and preserve accurate books and records related to mutual fund transactions. PSI, among other things, failed in numerous instances to make and preserve order tickets, and make, maintain and preserve adequate trade blotters, relating to mutual fund transactions. Moreover, where order tickets had been prepared, PSI failed in numerous instances to document the time the customer order was received by the firm and the time certain orders were executed.2 For example, there was an absence of time stamps on numerous order tickets, making it difficult to determine whether the order was received before 4:00 p.m. on the trade date or whether the representative engaged in late trading by accepting and processing an order “after hours” in mutual funds. Moreover, certain orders that had time stamps had inaccurate times relating to when they were received at the firm. This conduct constitutes separate and distinct violations of Section 17 of the Exchange Act, Rules 17a-3 and 17a-4 thereunder, and NASD Conduct Rules 3110 and 2110.

Supervisory Violations

Since at least 1998, PSI was aware that its Boston branch office had certain representatives whose primary business was to service clients that engaged in market timing activities. Indeed, the firm’s Risk Management Department had numerous meetings on the activities of those representatives. Nevertheless, PSI failed to maintain a reasonable and adequate supervisory system and written supervisory procedures relating to market timing, mutual fund exchanges, and detecting and preventing late trading of mutual fund shares. PSI failed to ensure in those areas that its written supervisory procedures were updated, maintained and enforced; and that they were reasonably designed to achieve compliance with the applicable rules and regulations. The deficiencies in PSI’s system and procedures included the following areas:

•	PSI’s supervisory system and written supervisory procedures were not reasonably designed to prevent and detect representatives from circumventing the block letter restrictions. The firm’s written supervisory procedures failed to provide steps reasonably designed to ensure that when the firm received block letters that its representatives could not circumvent those restrictions, thereby enabling certain clients and/or accounts to continue to engage in market timing activities. PSI did not prevent its representatives from obtaining additional FA numbers and establishing multiple customer accounts. In some cases, representatives obtained up to five different FA numbers, which were used to circumvent the trading restrictions placed on accounts and/or clients. As part of their scheme to evade the block letter restrictions, some PSI representatives requested that their clients sign a Letter Of Authorization (“LOA”) that authorizes

[2]	On November 2, 2001, the SEC amended Rules 17a-3 and 4 and announced that the amendments would become effective on May 2, 2003. Pursuant to those amendments, a broker-dealer is required to record the time the firm received a customer order on the order ticket, even if the order is subsequently transmitted for execution. The SEC intended for these amendments to provide critical trade information to securities regulators to aid their examinations and investigations. See, Books and Records Requirements for Brokers and Dealers Under the Securities Exchange Act of 1934, Release No. 34-44992 (November 2, 2001). From at least May 2003 through July 2003, PSI failed to comply with this requirement.

the transfer of money between the client’s accounts. The establishment of multiple accounts, the widespread use of LOAs by market timing clients, and the frequent transfer of funds among market timing clients’ accounts, were indications to PSI of potential misconduct. The firm, however, failed to establish policies and procedures that were reasonably designed to prevent and detect the misuse of new accounts and LOAs for market timing.

•	PSI did not provide for any dedicated personnel or department to be responsible for receiving, tracking and enforcing compliance with the block letters. In addition, the firm’s procedures did not require that such communications be forwarded to the firm’s compliance department or another centralized location.

•	PSI’s supervisory system and written supervisory procedures were not reasonably designed to ensure that the firm correctly recorded mutual fund order receipt times in instances where time was material to the execution. The firm’s books and records could not show whether certain mutual fund orders, whether for the execution or cancellation of a transaction, were received before or after 4:00 p.m. For example, the volume of market timing business in the Boston branch office created significant risk of late trading. Indeed, in a January 2003 e-mail, a PSI registered representative informed one of his market timing clients that “[y]ou don’t realize I have to kick and claw to get trades off for you guys. I even have given you help after the close.” Therefore, PSI’s supervisory system was not reasonably designed to prevent and detect representatives from engaging in “after-hours” or late trading in mutual funds.

•	PSI’s supervisory system had inadequate checks and balances to ensure, among other things, that registered representatives and their clients adhered to the mutual fund prospectus restrictions related to market timing activities (e.g., limits on the number of exchanges per year) when alerted by the mutual fund companies that such limitations had been exceeded.

This conduct constitutes separate and distinct violations of NASD Conduct Rules 3010 and 2110.

B.	We also consent to the imposition, at a maximum, of the following sanctions:

A censure and $270,000,000 in monetary sanctions. Within ten days of the issuance of this AWC, PSI shall pay the $270,000,000 into an account, not unacceptable to NASD staff, which shall be disbursed in accordance with the independent consultant plan, as further detailed below, to compensate the affected mutual funds and/or shareholders for losses sustained from at least January 1, 2001 to July 1, 2003 as a result of the improper market timing activity in PSI customer accounts and other misconduct described above. Those funds shall be disbursed only pursuant to the undertakings set forth below.

In addition, we shall comply with the following undertakings within the time periods specified (unless otherwise extended by NASD staff):

Retention of an Independent Consultant,

Disbursement of Funds and Certification of Payment

a)	PSI shall retain, within 60 days of the issuance of this AWC, an independent consultant (“consultant”) not unacceptable to NASD staff. The consultant’s compensation and expenses shall be borne exclusively by PSI. The firm shall cooperate fully with the consultant and shall provide the consultant with access to its files, books, records, and personnel as reasonably requested for the review. PSI must not place restrictions on the consultant’s communications with NASD staff. Upon request, PSI will make available to NASD any and all communications between the consultant and the firm, and any documents that the consultant reviewed or relied upon in connection with the engagement.

b)	PSI shall not terminate the relationship with the consultant without the NASD staff’s written approval; PSI shall not be in and shall not have an attorney-client relationship with the consultant and shall not seek to invoke the attorney-client privilege or other doctrine or privilege to prevent the consultant for transmitting any information, reports or documents to NASD.

c)	PSI shall require that the consultant develop a written plan (“Plan”) for the distribution of the $270,000,000, and any interest or earnings thereon, according to a methodology developed in consultation with the firm and not unacceptable to NASD staff.

d)	PSI shall require that the consultant submit the Plan to the firm and NASD no more than 180 days after the issuance of this AWC.

e)	The Plan shall be binding unless, within 210 days of the issuance of this AWC, either party advises the consultant, in writing, of any determination, calculation or recommendation from the Plan that it considers to be inappropriate and the reasons for its objection.

f)	With respect to any determination, calculation or recommendation with which PSI or NASD staff do not agree, such parties shall attempt in good faith to reach an agreement within 240 days of the issuance of this AWC. In the event that they are unable to agree on an alternative determination, calculation or recommendation, the ultimate determinations, calculations and recommendations of the consultant shall be binding.

g)	Within 360 days of the issuance of this AWC, the consultant and the firm shall implement the Plan and take all necessary and appropriate steps to distribute the account’s funds.

h)	Within ten days thereafter, an officer of PSI shall certify to NASD that the Plan has been implemented and that the $270,000,000, and any interest or earnings thereon, has been disbursed.

i)	PSI shall require the consultant to enter into a written agreement that provides that, for the period of engagement and for a period of two years from completion of the engagement, the consultant not enter into any other employment, consultant, attorney-client, auditing or other professional relationship with PSI, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Any firm with which the consultant is affiliated in performing his or her duties pursuant to this AWC, shall not, without the prior written consent of NASD staff, enter into any employment, consulting, attorney-client, auditing or other professional relationship with PSI, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years thereafter.

The sanctions imposed herein shall be effective on a date set by NASD staff.

III.

OTHER MATTERS

A.	We understand that we may attach a Corrective Action Statement to this AWC that is a statement of demonstrable corrective steps taken to prevent future misconduct. We understand that we may not deny the charges or make any statement that is inconsistent with the AWC in this Statement. This Statement does not constitute factual or legal findings by NASD, nor does it reflect the views of NASD or its staff.

B.	We specifically and voluntarily waive any other right to claim that we are unable to pay, now or at any time hereafter, any monetary sanction imposed in this matter.

We certify that we have read and understand all of the provisions of this AWC and have been given a full opportunity to ask questions about it, and that no offer, threat,

inducement, or promise of any kind, other than the terms set forth herein, has been made to induce us to submit it.

Prudential Securities, Incorporated, n/k/a Prudential Equity Group, LLC, Respondent

August 9, 2006	By:	/s/ Kenneth Y. Tanji
Date:		Print Name: Kenneth Y. Tanji
Title: Senior Vice President

Accepted by NASD:
August 28, 2006	Signed on behalf of the
Date	Director of ODA, by delegated authority

/s/ Paul M. Tyrrell Paul M. Tyrrell
Regional Counsel
NASD Department of Enforcement
99 High Street
Suite 900
Boston, MA 02110
(617) 532-3426

NASD District Director:
Frederick F. McDonald, Jr.
NASD
Boston District Office
99 High Street
Suite 900
Boston, MA 02110
(617) 532-3400